September 30, 2025

Mariam Sorond
Chief Executive Officer
NEXTNAV INC.
11911 Freedom Drive, Ste. 200
Reston, VA 20190

       Re: NEXTNAV INC.
           Registration Statement on Form S-3
           Filed September 25, 2025
           File No.333-290509
Dear Mariam Sorond:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing